UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: December 27, 2023

(Date of earliest event reported)

TriplePulse, Inc.

(Exact name of registrant as specified in its charter)

Delaware	46-1514058
(State of Incorporation)	(I.R.S Employer Identification No.)

3103 Neilson Way, Suite D

Santa Monica, CA 90405

(Full mailing address of principal executive offices)

(650) 241-8372

(Issuer’s Telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events.

Filing of Amended Bylaws

On December 27, 2023, TriplePulse, Inc. (the “Company”) amended its Bylaws (the “Bylaws”). The Bylaws are filed as Exhibit 2.5 to this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TriplePulse, Inc.

By:	/s/ Christopher Thompson
Name:	Christopher Thompson
Title:	Chief Executive Officer
Date:	December 27, 2023

Exhibit Index

Exhibit No.	Description

2.5	Bylaws